

May 16, 2011

<u>Via Email</u>
Robert Rosner, President,
Chief Executive and Chief Financial Officer
En2Go International, Inc.
644-1812 West Burbank Blvd.
Burbank, CA 91506

       Re: **En2Go International, Inc.**
               Form 10-K for the fiscal year ended August 31, 2010
               Filed January 13, 2011
               File No. **0-50480**

Dear Mr. Rosner:

We have reviewed your response letter dated May 5, 2011 and have the following additional comment. Please respond to this letter within ten business days or advise us when you will provide the requested response.

We note that you do not propose to undertake a new audit of the year ended August 31, 2009. Until you file your 2011 Form 10-K, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

      (a) offerings or sales of securities upon the conversion of outstanding convertible
          securities or upon the exercise of outstanding warrants or rights;
      (b) dividend or interest reinvestment plans;
      (c) employee benefit plans;
      (d) transactions involving secondary offerings; or
      (e) sales of securities under Rule 144.

In addition, we note that you presented a cumulative period since inception from January 31, 2007 to August 31, 2010 in your Form 10-K for the year ended August 31, 2010. If the cumulative period continues to be presented in future filings, the periods covered by the deregistered audit firm must be re-audited by an auditor that is registered with the PCAOB.

Please acknowledge to us that you understand the effects of your failure to re-audit the required financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant